United States securities and exchange commission logo





                            June 8, 2022

       Mark Douglas
       Chief Executive Officer
       MNTN Digital, Inc.
       201 W. 5th Street, 11th Floor
       Austin, TX 78701

                                                        Re: MNTN Digital, Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted May 18,
2022
                                                            CIK No. 0001891027

       Dear Mr. Douglas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 submitted May 18, 2022

       Dilution, page 60

   1. Please explain how you calculated your historical net tangible book value as of March 31,
                                                        2022, of $(86.8)
million.
       Notes to Condensed Consolidated Financial Statements (Unaudited)
       5. Intangible Assets and Goodwill, page F-14

   2. Please explain why your estimated aggregate amortization expense of intangible assets is not equal to the net
carrying value of intangibles.
 Mark Douglas
MNTN Digital, Inc.
June 8, 2022
Page 2


       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMark Douglas                          Sincerely,
Comapany NameMNTN Digital, Inc.
                                                        Division of Corporation
Finance
June 8, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName